January 30, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (202) 966-9409

Robert M. Notigan
President and Chief Executive Officer
615 Burlington Avenue
Delanco, NJ 08075

>   **Re: Delanco Bancorp, Inc**
>   **Amendment No. 1 to Registration Statement on Form SB-2**
>   **Filed January 25, 2007**
>   **File No. 333-139339**

Dear Mr. Notigan

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

How We Determined the Offering Range, page 3

1.   We have reviewed the added disclosure and restate the comment. Although the new disclosure includes additional factors considered, these factors are stated in the most general way without any quantification or specific, substantive disclosure about how these factors applied to Delanco. Rather than the expanded list of factors, consider including greater qualitative and quantitative disclosure on the most significant factors influencing the valuation. Please revise to provide meaningful disclosure on how Keller & Company considered the valuation factors relative to Delanco's specific situation and condition.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matthew Komar at 202-551-3781 or Paul Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3491 with any other questions.

Sincerely,

Todd Schiffman
Assistant Director
Financial Services Group

cc: Paul M. Aguggia
Aaron M. Kaslow
Muldoon Murphy & Aguggi
5101 Wisconsin Avenue, N.W.
Washington, D.C. 2001